FINANCIAL SUMMARY

(All financial information has been prepared in accordance with IFRS Accounting Standards)

FY2025 Third Quarter

(April 1, 2024 through December 31, 2024)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2025 Third Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with IFRS Accounting Standards)

English translation from the original Japanese-language document

February 5, 2025

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo and Nagoya Stock Exchanges in Japan
Code number	:	7203
URL	:	https://global.toyota/jp/
Representative	:	Koji Sato, President
Contact person	:	Hideaki Hayashi, General Manager, Accounting Division Tel. (0565)28-2121
Payment date of cash dividends	:	—
Supplemental materials prepared for financial results	:	yes
Earnings announcement for financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2025 First nine months (April 1, 2024 through December 31, 2024)

(1)	Consolidated financial results (For the nine months ended December 31)

	(% of change from previous first nine months)
	Sales revenues		Operating income		Income before income taxes		Net income		Net income attributable to Toyota Motor Corporation		Comprehensive income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2025 first nine months	35,673,545	4.9	3,679,491	-13.2	5,430,093	1.4	4,079,342	1.2	4,100,389	3.9	3,873,742	-28.5
FY2024 first nine months	34,022,720	23.9	4,240,238	102.1	5,357,065	86.7	4,031,624	105.3	3,947,242	107.9	5,415,334	123.4

	Earnings per share attributable to Toyota Motor Corporation – Basic	Earnings per share attributable to Toyota Motor Corporation – Diluted
	Yen	Yen
FY2025 first nine months	307.95	307.95
FY2024 first nine months	291.87	291.87

(2)	Consolidated financial position

	Total assets	Total shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2025 third quarter	94,674,416	36,856,527	35,910,271	37.9
FY2024	90,114,296	35,239,338	34,220,991	38.0

2.	Cash Dividends

	Annual cash dividends per common share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2024	—	30.00	—	45.00	75.00
FY2025	—	40.00	—
FY2025 (forecast)				50.00	90.00

(Note) Revisions to the forecast of cash dividends since the latest announcement: none

3.	Forecast of Consolidated Results for FY2025 (April 1, 2024 through March 31, 2025)

	(% of change from FY2024)
	Sales revenues		Operating income		Income before income taxes		Net income attributable to Toyota Motor Corporation		Earnings per share attributable to Toyota Motor Corporation - Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	47,000,000	4.2	4,700,000	-12.2	6,180,000	-11.3	4,520,000	-8.6	340.87

(Note) Revisions to the forecast of consolidated results since the latest announcement: yes

Notes

(1)	Significant changes in the scope of consolidation during the period: none

(2)	Changes in accounting policies and changes in accounting estimates

(i)	Changes in accounting policies required by IFRS Accounting Standards: none

(ii)	Changes other than (2)-(i) above: none

(iii)	Changes in accounting estimates: none

(3)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock):
FY2025 third quarter 15,794,987,460 shares, FY2024 16,314,987,460 shares

(ii)	Number of treasury stock at the end of each period:
FY2025 third quarter 2,699,079,277 shares, FY2024 2,840,815,433 shares

(iii)	Average number of shares issued and outstanding in each period:
FY2025 first nine months 13,314,911,412 shares, FY2024 first nine months 13,524,128,807 shares

Review of the Japanese-language originals of the attached condensed quarterly consolidated financial statements by certified public accountants or an audit firm: none

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect the plans and expectations of Toyota Motor Corporation and its consolidated subsidiaries (“Toyota”). These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota Motor Corporation’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

In order to convey top management’s aspirations and the company’s direction to all those whose lives are touched by Toyota, Toyota communicates what Toyota is really like through “Toyota Times.”

“Toyota Times” (https://toyotatimes.jp/en/)

TOYOTA MOTOR CORPORATION FY2025 Third Quarter Financial Summary

Supplemental Material for Financial Results for FY2025 Third Quarter

TOYOTA MOTOR CORPORATION FY2025 Third Quarter Financial Summary

Financial Results and Position

1. Consolidated Financial Results for FY2025 Third Quarter

Financial Results

Consolidated vehicle unit sales in Japan and overseas decreased by 295 thousand units, or 4.0%, to 7,000 thousand units in FY2025 first nine months (the first nine months ended December 31, 2024) compared with FY2024 first nine months (the first nine months ended December 31, 2023). Vehicle unit sales in Japan decreased by 175 thousand units, or 10.8%, to 1,454 thousand units in FY2025 first nine months compared with FY2024 first nine months. Overseas vehicle unit sales decreased by 119 thousand units, or 2.1%, to 5,546 thousand units in FY2025 first nine months compared with FY2024 first nine months.

The results of operations for FY2025 first nine months were as follows:

Sales revenues	35,673.5 billion yen	(an increase of 1,650.8 billion yen or 4.9% compared with FY2024 first nine months)
Operating income	3,679.4 billion yen	(a decrease of 560.7 billion yen or 13.2% compared with FY2024 first nine months)
Income before income taxes	5,430.0 billion yen	(an increase of 73.0 billion yen or 1.4% compared with FY2024 first nine months)
Net income attributable to Toyota Motor Corporation	4,100.3 billion yen	(an increase of 153.1 billion yen or 3.9% compared with FY2024 first nine months)

The changes in operating income were as follows:

Effects of marketing activities	a decrease of 165.0 billion yen

Effects of changes in exchange rates	an increase of 490.0 billion yen

Cost reduction efforts	an increase of 70.0 billion yen

Increase or decrease in expenses and expense reduction efforts	a decrease of 590.0 billion yen

Other	a decrease of 365.7 billion yen

TOYOTA MOTOR CORPORATION FY2025 Third Quarter Financial Summary

Segment Operating Results

(1) Automotive:

Sales revenues for the automotive operations increased by 1,110.1 billion yen, or 3.6%, to 32,341.2 billion yen in FY2025 first nine months compared with FY2024 first nine months. However, operating income decreased by 646.0 billion yen, or 17.4%, to 3,073.8 billion yen in FY2025 first nine months compared with FY2024 first nine months. The decrease in operating income was mainly due to the increase in expenses and others.

(2) Financial services:

Sales revenues for the financial services operations increased by 522.2 billion yen, or 20.5%, to 3,065.9 billion yen in FY2025 first nine months compared with FY2024 first nine months, and operating income increased by 79.3 billion yen, or 19.0%, to 496.2 billion yen in FY2025 first nine months compared with FY2024 first nine months. The increase in operating income was mainly due to increase in financing volume and decrease in valuation losses on interest rate swaps stated at fair value.

(3) All other:

Sales revenues for all other businesses increased by 63.2 billion yen, or 6.4%, to 1,046.3 billion yen in FY2025 first nine months compared with FY2024 first nine months, and operating income increased by 0.6 billion yen, or 0.5%, to 124.6 billion yen in FY2025 first nine months compared with FY2024 first nine months.

Geographic Information

(1) Japan:

Sales revenues in Japan increased by 169.1 billion yen, or 1.0%, to 16,306.3 billion yen in FY2025 first nine months compared with FY2024 first nine months. However, operating income decreased by 348.1 billion yen, or 13.0%, to 2,337.0 billion yen in FY2025 first nine months compared with FY2024 first nine months. The decrease in operating income was mainly due to the increase in expenses and others and the effects of the misconduct in relation to applications for certification by Hino Motors, Ltd.

(2) North America:

Sales revenues in North America increased by 847.1 billion yen, or 6.2%, to 14,401.5 billion yen in FY2025 first nine months compared with FY2024 first nine months. However, operating income decreased by 344.4 billion yen, or 66.7%, to 172.1 billion yen in FY2025 first nine months compared with FY2024 first nine months. The decrease in operating income was mainly due to the increase in expenses and others.

(3) Europe:

Sales revenues in Europe increased by 340.4 billion yen, or 8.1%, to 4,519.7 billion yen in FY2025 first nine months compared with FY2024 first nine months, and operating income increased by 87.5 billion yen, or 30.7%, to 373.1 billion yen in FY2025 first nine months compared with FY2024 first nine months. The increase in operating income was mainly due to cost reduction efforts.

(4) Asia:

Sales revenues in Asia increased by 110.9 billion yen, or 1.7%, to 6,793.4 billion yen in FY2025 first nine months compared with FY2024 first nine months, and operating income increased by 35.6 billion yen, or 5.5%, to 685.2 billion yen in FY2025 first nine months compared with FY2024 first nine months. The increase in operating income was mainly due to the effects of changes in exchange rates and the decrease in expenses and expense reduction efforts.

(5) Other (Central and South America, Oceania, Africa and the Middle East):

Sales revenues in other regions increased by 191.6 billion yen, or 6.1%, to 3,355.4 billion yen in FY2025 first nine months compared with FY2024 first nine months. However, operating income decreased by 19.3 billion yen, or 9.7%, to 179.6 billion yen in FY2025 first nine months compared with FY2024 first nine months. The decrease in operating income was mainly due to the increase in expenses and others.

TOYOTA MOTOR CORPORATION FY2025 Third Quarter Financial Summary

2. Consolidated Financial Position for FY2025 Third Quarter

Financial Position

The financial position for FY2025 first nine months was as follows:

Total assets increased by 4,560.1 billion yen, or 5.1%, to 94,674.4 billion yen at the end of FY2025 first nine months compared with the end of FY2024. Liabilities increased by 2,942.9 billion yen, or 5.4%, to 57,817.8 billion yen at the end of FY2025 first nine months compared with the end of FY2024. Shareholders’ equity increased by 1,617.1 billion yen, or 4.6%, to 36,856.5 billion yen at the end of FY2025 first nine months compared with the end of FY2024.

Overview of Cash Flow

Cash and cash equivalents decreased by 1,126.9 billion yen, or 12.0%, to 8,285.1 billion yen at the end of FY2025 first nine months compared with the end of FY2024.

The increases or decreases for each cash flow activity compared with the previous fiscal year are as follows:

Cash flows from operating activities

Net cash flows from operating activities resulted in an increase in cash by 2,823.7 billion yen for FY2025 first nine months. Net cash provided by operating activities increased by 37.5 billion yen from 2,786.1 billion yen for FY2024 first nine months.

Cash flows from investing activities

Net cash flows from investing activities resulted in a decrease in cash by 3,523.2 billion yen for FY2025 first nine months, compared with net cash used in investing activities of 4,230.1 billion yen for FY 2024 first nine months, a 706.8 billion yen change.

Cash flows from financing activities

Net cash flows from financing activities resulted in a decrease in cash by 472.0 billion yen for FY2025 first nine months. A 2,106.5 billion yen change compared with net cash provided by financing activities of 1,634.4 billion yen for FY2024 first nine months.

TOYOTA MOTOR CORPORATION FY2025 Third Quarter Financial Summary

Unaudited Condensed Quarterly Consolidated Financial Statements

1. Unaudited Condensed Quarterly Consolidated Statement of Financial Position

	Yen in millions
	March 31, 2024	December 31, 2024
Assets
Current assets
Cash and cash equivalents	9,412,060	8,285,156
Trade accounts and other receivables	3,789,429	3,839,900
Receivables related to financial services	11,057,269	11,860,535
Other financial assets	4,702,168	5,596,225
Inventories	4,605,368	4,480,884
Income tax receivable	116,886	398,504
Other current assets	1,031,098	1,299,777

Total current assets	34,714,279	35,760,980

Non-current assets
Investments accounted for using the equity method	5,710,106	5,536,818
Receivables related to financial services	20,637,090	22,884,954
Other financial assets	11,390,559	11,520,730
Property, plant and equipment
Land	1,441,811	1,445,518
Buildings	5,884,749	6,070,077
Machinery and equipment	16,469,032	17,009,802
Vehicles and equipment on operating leases	7,523,911	8,133,542
Construction in progress	1,040,188	1,629,826

Total property, plant and equipment, at cost	32,359,692	34,288,766

Less - Accumulated depreciation and impairment losses	(18,101,905)	(18,883,942)

Total property, plant and equipment, net	14,257,788	15,404,824

Right of use assets	532,835	552,683
Intangible assets	1,355,326	1,312,965
Deferred tax assets	502,230	572,974
Other non-current assets	1,014,083	1,127,489

Total non-current assets	55,400,017	58,913,436

Total assets	90,114,296	94,674,416

TOYOTA MOTOR CORPORATION FY2025 Third Quarter Financial Summary

	Yen in millions
	March 31, 2024	December 31, 2024
Liabilities
Current liabilities
Trade accounts and other payables	5,251,357	5,059,373
Short-term and current portion of long-term debt	15,406,284	16,059,840
Accrued expenses	1,863,760	1,791,128
Other financial liabilities	1,700,137	1,952,967
Income taxes payable	1,224,542	448,715
Liabilities for quality assurance	1,836,314	1,950,832
Other current liabilities	1,895,516	2,178,159

Total current liabilities	29,177,909	29,441,013

Non-current liabilities
Long-term debt	21,155,496	23,519,846
Other financial liabilities	495,814	546,431
Retirement benefit liabilities	1,077,962	1,132,067
Deferred tax liabilities	2,219,638	2,146,940
Other non-current liabilities	748,139	1,031,593

Total non-current liabilities	25,697,049	28,376,876

Total liabilities	54,874,958	57,817,889

Shareholders’ equity
Common stock	397,050	397,050
Additional paid-in capital	491,802	490,102
Retained earnings	32,795,365	35,241,066
Other components of equity	4,503,756	4,064,718
Treasury stock	(3,966,982)	(4,282,665)

Total Toyota Motor Corporation shareholders’ equity	34,220,991	35,910,271

Non-controlling interests	1,018,347	946,255

Total shareholders’ equity	35,239,338	36,856,527

Total liabilities and shareholders’ equity	90,114,296	94,674,416

TOYOTA MOTOR CORPORATION FY2025 Third Quarter Financial Summary

2. Unaudited Condensed Quarterly Consolidated Statement of Income and

 Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Income

	Yen in millions
	For the first nine months ended December 31, 2023	For the first nine months ended December 31, 2024
Sales revenues
Sales of products	31,511,767	32,642,249
Financial services	2,510,953	3,031,296

Total sales revenues	34,022,720	35,673,545

Costs and expenses
Cost of products sold	25,345,445	26,493,139
Cost of financial services	1,559,145	1,934,561
Selling, general and administrative	2,877,893	3,566,354

Total costs and expenses	29,782,483	31,994,054

Operating income	4,240,238	3,679,491

Share of profit (loss) of investments accounted for using the equity method	596,181	454,754
Other finance income	544,304	424,735
Other finance costs	(78,752)	(161,266)
Foreign exchange gain (loss), net	55,334	1,077,315
Other income (loss), net	(239)	(44,937)

Income before income taxes	5,357,065	5,430,093

Income tax expense	1,325,441	1,350,751

Net income	4,031,624	4,079,342

Net income attributable to
Toyota Motor Corporation	3,947,242	4,100,389
Non-controlling interests	84,382	(21,047)

Net income	4,031,624	4,079,342

	Yen
Earnings per share attributable to Toyota Motor Corporation
Basic and Diluted	291.87	307.95

TOYOTA MOTOR CORPORATION FY2025 Third Quarter Financial Summary

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

	Yen in millions
	For the first nine months ended December 31, 2023	For the first nine months ended December 31, 2024
Net income	4,031,624	4,079,342
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	361,529	210,341
Remeasurements of defined benefit plans	(8,170)	(14,377)
Share of other comprehensive income of equity method investees	197,931	(95,707)

Total of items that will not be reclassified to profit (loss)	551,290	100,257

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	603,550	(391,637)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	47,605	30,873
Share of other comprehensive income of equity method investees	181,264	54,906

Total of items that may be reclassified subsequently to profit (loss)	832,420	(305,858)

Total other comprehensive income, net of tax	1,383,710	(205,601)

Comprehensive income	5,415,334	3,873,742

Comprehensive income for the period attributable to
Toyota Motor Corporation	5,298,565	3,866,255
Non-controlling interests	116,769	7,486

Comprehensive income	5,415,334	3,873,742

TOYOTA MOTOR CORPORATION FY2025 Third Quarter Financial Summary

3. Unaudited Condensed Quarterly Consolidated Statement of Changes in Equity

For the first nine months ended December 31, 2023

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2023	397,050	498,728	28,343,296	2,836,195	(3,736,562)	28,338,706	925,507	29,264,213

Comprehensive income
Net income	—	—	3,947,242	—	—	3,947,242	84,382	4,031,624
Other comprehensive income, net of tax	—	—	—	1,351,323	—	1,351,323	32,387	1,383,710

Total comprehensive income	—	—	3,947,242	1,351,323	—	5,298,565	116,769	5,415,334

Transactions with owners and other
Dividends paid	—	—	(880,197)	—	—	(880,197)	(89,298)	(969,494)
Repurchase of treasury stock	—	—	—	—	(191,584)	(191,584)	—	(191,584)
Reissuance of treasury stock	—	263	—	—	649	911	—	911
Equity transactions and other	—	(4,704)	—	—	—	(4,704)	9,290	4,586

Total transactions with owners and other	—	(4,442)	(880,197)	—	(190,935)	(1,075,573)	(80,008)	(1,155,581)

Reclassification to retained earnings	—	—	316,450	(316,450)	—	—	—	—

Balances at December 31, 2023	397,050	494,286	31,726,790	3,871,068	(3,927,497)	32,561,697	962,269	33,523,966

For the first nine months ended December 31, 2024
	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2024	397,050	491,802	32,795,365	4,503,756	(3,966,982)	34,220,991	1,018,347	35,239,338

Comprehensive income
Net income	—	—	4,100,389	—	—	4,100,389	(21,047)	4,079,342
Other comprehensive income, net of tax	—	—	—	(234,133)	—	(234,133)	28,533	(205,601)

Total comprehensive income	—	—	4,100,389	(234,133)	—	3,866,255	7,486	3,873,742

Transactions with owners and other
Dividends paid	—	—	(1,132,329)	—	—	(1,132,329)	(122,351)	(1,254,679)
Repurchase of treasury stock	—	—	—	—	(1,045,765)	(1,045,765)	—	(1,045,765)
Reissuance of treasury stock	—	1,356	—	—	866	2,222	—	2,222
Retirement of treasury stock	—	(1,953)	(727,264)	—	729,217	—	—	—
Equity transactions and other	—	(1,104)	—	—	—	(1,104)	42,772	41,668

Total transactions with owners and other	—	(1,700)	(1,859,593)	—	(315,682)	(2,176,975)	(79,578)	(2,256,553)

Reclassification to retained earnings	—	—	204,905	(204,905)	—	—	—	—

Balances at December 31, 2024	397,050	490,102	35,241,066	4,064,718	(4,282,665)	35,910,271	946,255	36,856,527

TOYOTA MOTOR CORPORATION FY2025 Third Quarter Financial Summary

4. Unaudited Condensed Quarterly Consolidated Statement of Cash Flows

	Yen in millions
	For the first nine months ended December 31, 2023	For the first nine months ended December 31, 2024
Cash flows from operating activities
Net income	4,031,624	4,079,342
Depreciation and amortization	1,535,393	1,685,749
Interest income and interest costs related to financial services, net	(564,332)	(573,582)
Share of profit (loss) of investments accounted for using the equity method	(596,181)	(454,754)
Income tax expense	1,325,441	1,350,751
Changes in operating assets and liabilities, and other	(3,340,602)	(2,490,557)
Interest received	1,620,707	2,009,306
Dividends received	581,452	620,863
Interest paid	(775,664)	(1,153,543)
Income taxes paid, net of refunds	(1,031,698)	(2,249,849)

Net cash provided by (used in) operating activities	2,786,141	2,823,725

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(1,242,206)	(1,346,216)
Additions to equipment leased to others	(2,048,034)	(2,911,301)
Proceeds from sales of fixed assets excluding equipment leased to others	77,716	25,133
Proceeds from sales of equipment leased to others	1,445,164	1,685,909
Additions to intangible assets	(234,748)	(221,728)
Additions to public and corporate bonds and stocks	(1,926,369)	(3,068,236)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	1,783,141	2,767,195
Other, net	(2,084,792)	(454,007)

Net cash provided by (used in) investing activities	(4,230,129)	(3,523,253)

Cash flows from financing activities
Increase (decrease) in short-term debt	486,043	112,226
Proceeds from long-term debt	8,410,408	9,787,886
Payments of long-term debt	(6,112,456)	(8,110,926)
Dividends paid to Toyota Motor Corporation common shareholders	(880,197)	(1,132,329)
Dividends paid to non-controlling interests	(89,298)	(122,351)
Reissuance (repurchase) of treasury stock	(191,584)	(1,045,765)
Other, net	11,544	39,168

Net cash provided by (used in) financing activities	1,634,461	(472,090)

Effect of exchange rate changes on cash and cash equivalents	(124,286)	44,714

Net increase (decrease) in cash and cash equivalents	66,188	(1,126,904)

Cash and cash equivalents at beginning of period	7,516,966	9,412,060

Cash and cash equivalents at end of period	7,583,154	8,285,156

TOYOTA MOTOR CORPORATION FY2025 Third Quarter Financial Summary

5. Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(1) Going Concern Assumption

None

TOYOTA MOTOR CORPORATION FY2025 Third Quarter Financial Summary

(2) Segment information

(i) Outline of reporting segments

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, SUVs, trucks and related parts and accessories. The Financial services segment consists primarily of financing and vehicle leasing operations to assist in the merchandising of Toyota’s products as well as other products. The All other segment includes telecommunications and other businesses.

(ii) Segment operating results

For the first nine months ended December 31, 2023:

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	31,111,157	2,510,953	400,610	—	34,022,720
Inter-segment revenues and transfers	119,929	32,756	582,516	(735,202)	—

Total	31,231,087	2,543,709	983,126	(735,202)	34,022,720
Operating expenses	27,511,158	2,126,771	859,136	(714,583)	29,782,483

Operating income	3,719,929	416,938	123,990	(20,619)	4,240,238

For the first nine months ended December 31, 2024:

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	32,186,483	3,031,296	455,766	—	35,673,545
Inter-segment revenues and transfers	154,772	34,617	590,578	(779,967)	—

Total	32,341,256	3,065,913	1,046,344	(779,967)	35,673,545
Operating expenses	29,267,359	2,569,640	921,709	(764,653)	31,994,054

Operating income	3,073,897	496,273	124,635	(15,314)	3,679,491

Accounting policies applied by each segment are in conformity with those of Toyota’s condensed quarterly consolidated financial statements. Transfers between segments are made in accordance with terms and conditions in the ordinary course of business.

TOYOTA MOTOR CORPORATION FY2025 Third Quarter Financial Summary

(iii) Geographic information

For the first nine months ended December 31, 2023:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	7,863,326	13,325,538	4,051,171	5,809,168	2,973,517	—	34,022,720
Inter-segment revenues and transfers	8,273,877	228,855	128,101	873,350	190,277	(9,694,460)	—

Total	16,137,203	13,554,393	4,179,271	6,682,518	3,163,794	(9,694,460)	34,022,720
Operating expenses	13,452,016	13,037,822	3,893,730	6,032,907	2,964,824	(9,598,816)	29,782,483

Operating income	2,685,187	516,571	285,542	649,611	198,971	(95,644)	4,240,238

For the first nine months ended December 31, 2024:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	7,918,803	14,139,072	4,363,556	5,978,193	3,273,922	—	35,673,545
Inter-segment revenues and transfers	8,387,521	262,460	156,160	815,260	81,555	(9,702,957)	—

Total	16,306,324	14,401,532	4,519,716	6,793,453	3,355,477	(9,702,957)	35,673,545
Operating expenses	13,969,249	14,229,376	4,146,616	6,108,155	3,175,816	(9,635,158)	31,994,054

Operating income	2,337,075	172,156	373,100	685,298	179,660	(67,798)	3,679,491

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

The above amounts are aggregated by region based on the location of the country where Toyota Motor Corporation or consolidated subsidiaries are located. Transfers between geographic areas are made in accordance with terms and conditions in the ordinary course of business.

TOYOTA MOTOR CORPORATION FY2025 Third Quarter Financial Summary

(iv) Sales revenues by location of external customers

	Yen in millions
	For the first nine months ended December 31,
	2023	2024
Japan	5,701,175	5,651,807
North America	13,364,366	14,157,962
Europe	3,970,419	4,265,995
Asia	5,955,388	6,042,925
Other	5,031,372	5,554,856

Total	34,022,720	35,673,545

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

Supplemental Material for Financial Results for FY2025 Third Quarter (Consolidated)

< IFRS >

	FY2024												FY2025								FY2025
	1Q (2023/4-6)		2Q (2023/7-9)		3Q (2023/10-12)		9 months (2023/4-12)		4Q (2024/1-3)		12 months (‘23/4-‘24/3)		1Q (2024/4-6)		2Q (2024/7-9)		3Q (2024/10-12)		9 months (2024/4-12)		Forecast 12 months (‘24/4-‘25/3)
Vehicle Production (thousands of units)	2,345		2,379		2,444		7,168		2,095		9,263		2,186		2,217		2,312		6,715
(Japan) –including Daihatsu & Hino	1,025		1,090		1,115		3,230		813		4,042		901		991		1,052		2,945
[Daihatsu & Hino]	[190	]	[232	]	[247	]	[669	]	[65	]	[734	]	[141	]	[219	]	[205	]	[564	]
(Overseas) –including Daihatsu & Hino	1,321		1,289		1,328		3,939		1,282		5,221		1,285		1,226		1,260		3,770
[Daihatsu & Hino]	[118	]	[139	]	[134	]	[391	]	[114	]	[506	]	[106	]	[122	]	[122	]	[350	]
North America	520		482		475		1,477		499		1,976		523		445		467		1,436
Europe	223		161		238		622		224		846		215		181		206		602
Asia	437		498		489		1,423		453		1,876		434		466		455		1,355
Central and South America	102		105		91		298		85		383		87		100		101		288
Africa	39		44		35		118		22		140		26		33		31		90
Vehicle Sales (thousands of units)	2,326		2,418		2,551		7,295		2,148		9,443		2,252		2,304		2,444		7,000		9,400
(Japan) –including Daihatsu & Hino	532		540		558		1,630		363		1,993		421		517		516		1,454		2,020
[Daihatsu & Hino]	[134	]	[141	]	[154	]	[429	]	[48	]	[477	]	[84	]	[136	]	[129	]	[349	]	[500	]
(Overseas) –including Daihatsu & Hino	1,794		1,878		1,993		5,665		1,784		7,450		1,830		1,787		1,929		5,546		7,380
[Daihatsu & Hino]	[69	]	[74	]	[64	]	[207	]	[64	]	[271	]	[61	]	[65	]	[60	]	[186	]	[230	]
North America	682		703		776		2,161		655		2,816		705		643		695		2,043		2,750
Europe	286		270		327		884		308		1,192		291		256		318		866		1,170
Asia	417		478		480		1,376		428		1,804		436		469		473		1,378		1,840
Central and South America	128		126		120		374		136		510		114		134		127		375		480
Oceania	76		87		80		244		74		318		82		71		80		232		320
Africa	59		62		55		175		46		221		49		56		60		166		210
Middle East	143		149		151		443		136		579		151		157		172		480		610
Other	3		2		3		8		2		10		2		2		2		6
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,751		2,845		2,968		8,564		2,526		11,090		2,636		2,737		2,922		8,295		10,850

Supplemental 1

Supplemental Material for Financial Results for FY2025 Third Quarter (Consolidated)

< IFRS >

	FY2024						FY2025					FY2025
	1Q (2023/4-6)	2Q (2023/7-9)	3Q (2023/10-12)	9 months (2023/4-12)	4Q (2024/1-3)	12 months (‘23/4-‘24/3)	1Q (2024/4-6)	2Q (2024/7-9)	3Q (2024/10-12)	9 months (2024/4-12)		Forecast 12 months (‘24/4-‘25/3)
Foreign Exchange Rates
Yen to US Dollar Rate	137	145	148	143	149	145	156	150	152	153		as premise: 152
Yen to Euro Rate	150	157	159	155	161	157	168	164	163	165		as premise: 164
Number of Employees	379,659	381,576	380,737	380,737	380,793	380,793	384,954	384,158	384,338	384,338	(Note 1)
Sales Revenues (billions of yen)	10,546.8	11,434.7	12,041.1	34,022.7	11,072.6	45,095.3	11,837.8	11,444.5	12,391.0	35,673.5		47,000.0
Geographic Information
Japan	5,105.5	5,404.7	5,626.8	16,137.2	4,883.5	21,020.7	5,224.0	5,317.3	5,764.8	16,306.3
North America	4,092.0	4,504.2	4,958.1	13,554.3	4,388.6	17,943.0	5,002.4	4,522.9	4,876.1	14,401.5
Europe	1,299.0	1,359.4	1,520.7	4,179.2	1,502.4	5,681.7	1,509.0	1,380.1	1,630.5	4,519.7
Asia	1,964.5	2,346.6	2,371.3	6,682.5	2,048.2	8,730.7	2,231.7	2,238.2	2,323.3	6,793.4
Other	1,024.6	1,165.1	974.0	3,163.7	1,225.9	4,389.7	1,053.8	1,066.6	1,235.0	3,355.4
Elimination	-2,939.0	-3,345.3	-3,410.0	-9,694.4	-2,976.3	-12,670.7	-3,183.2	-3,080.7	-3,438.8	-9,702.9
Business Segment
Automotive	9,687.9	10,477.3	11,065.7	31,231.0	10,035.1	41,266.2	10,759.7	10,332.4	11,249.0	32,341.2
Financial Services	775.1	846.1	922.3	2,543.7	940.4	3,484.1	1,005.3	1,037.6	1,022.9	3,065.9
All Other	306.4	319.2	357.4	983.1	385.0	1,368.1	315.6	337.6	393.0	1,046.3
Elimination	-222.7	-207.9	-304.4	-735.2	-288.0	-1,023.2	-242.8	-263.2	-273.8	-779.9
Operating Income (billions of yen)	1,120.9	1,438.3	1,680.9	4,240.2	1,112.6	5,352.9	1,308.4	1,155.7	1,215.2	3,679.4		4,700.0
(Operating Income Ratio) (%)	(10.6)	(12.6)	(14.0)	(12.5)	(10.0)	(11.9)	(11.1)	(10.1)	(9.8)	(10.3)		(10.0)
Geographic Information
Japan	701.9	879.1	1,104.1	2,685.1	799.0	3,484.2	881.2	641.1	814.6	2,337.0
North America	119.6	169.4	227.4	516.5	-10.2	506.3	85.0	28.7	58.3	172.1
Europe	83.0	99.3	103.1	285.5	102.5	388.0	124.6	91.2	157.1	373.1
Asia	186.2	224.9	238.4	649.6	215.9	865.5	245.9	244.4	194.8	685.2
Other	85.4	104.2	9.2	198.9	-0.6	198.3	41.7	98.8	39.0	179.6
Elimination	-55.4	-38.7	-1.5	-95.6	5.9	-89.6	-70.2	51.3	-48.8	-67.7
Business Segment
Automotive	945.6	1,301.6	1,472.6	3,719.9	901.5	4,621.4	1,117.9	949.8	1,006.1	3,073.8
Financial Services	147.2	97.6	172.0	416.9	153.0	570.0	159.7	172.7	163.7	496.2
All Other	40.2	39.5	44.1	123.9	51.2	175.2	40.7	33.2	50.5	124.6
Elimination	-12.2	-0.4	-7.9	-20.6	6.8	-13.8	-9.9	-0.1	-5.2	-15.3
Share of Profit (Loss) of Investments Accounted for Using the Equity Method (billions of yen)	193.3	185.1	217.6	596.1	166.9	763.1	164.9	99.3	190.4	454.7		600.0
Income before Income Taxes (billions of yen)	1,720.5	1,800.9	1,835.5	5,357.0	1,608.0	6,965.0	1,872.2	859.8	2,698.0	5,430.0		6,180.0
(Income before Income Taxes Ratio) (%)	(16.3)	(15.7)	(15.2)	(15.7)	(14.5)	(15.4)	(15.8)	(7.5)	(21.8)	(15.2)		(13.1)
Net Income Attributable to Toyota Motor Corporation (billions of yen)	1,311.3	1,278.0	1,357.8	3,947.2	997.6	4,944.9	1,333.3	573.7	2,193.2	4,100.3		4,520.0
(Net Income Ratio) (%)	(12.4)	(11.2)	(11.3)	(11.6)	(9.0)	(11.0)	(11.3)	(5.0)	(17.7)	(11.5)		(9.6)
Dividends
Cash Dividends (billions of yen)	—	405.4	—	405.4	606.3	1,011.7	—	525.9	—	525.9	(Note 2)
Cash Dividends per Share (yen)	—	30	—	30	45	75	—	40	—	40		90
Payout Ratio (%)	—	15.6	—	15.6	25.7	20.4	—	28.1	—	28.1		26.4
Value of Shares Repurchased (billions of yen)[actual purchase]	34.3	82.1	75.0	191.5	39.4	231.0	18.9	884.4	142.2	1,045.7	(Note 3)
Value of Shares Repurchased (billions of yen)[shareholder return]	—	99.9	—	99.9	1,000.0	1,099.9	—	200.0	—	200.0	(Note 3) (Note 4)
Number of Outstanding Shares (thousands)	16,314,987	16,314,987	16,314,987	16,314,987	16,314,987	16,314,987	15,794,987	15,794,987	15,794,987	15,794,987

Supplemental 2

Supplemental Material for Financial Results for FY2025 Third Quarter (Consolidated)

< IFRS >

	FY2024						FY2025					FY2025
	1Q (2023/4-6)	2Q (2023/7-9)	3Q (2023/10-12)	9 months (2023/4-12)	4Q (2024/1-3)	12 months (‘23/4-‘24/3)	1Q (2024/4-6)	2Q (2024/7-9)	3Q (2024/10-12)	9 months (2024/4-12)		Forecast 12 months (‘24/4-‘25/3)
R&D Expenses (billions of yen)	294.8	314.0	289.2	898.1	304.2	1,202.3	304.6	334.9	336.8	976.4		1,300.0	(Note 5)
Depreciation Expenses (billions of yen)	298.3	303.2	302.9	904.5	343.8	1,248.4	352.3	335.4	335.3	1,023.0		1,380.0	(Note 6)
Geographic Information
Japan	140.7	139.5	133.6	413.9	152.8	566.7	148.6	141.8	143.9	434.4
North America	79.4	84.5	91.4	255.4	122.4	377.8	120.4	114.8	112.8	348.1
Europe	21.4	23.4	21.3	66.2	15.9	82.1	23.4	25.6	25.7	74.8
Asia	46.1	44.6	45.4	136.1	45.4	181.6	48.3	43.0	42.9	134.3
Other	10.5	11.1	11.0	32.7	7.2	40.0	11.4	9.9	9.9	31.3
Capital Expenditures (billions of yen)	366.6	442.8	486.9	1,296.4	714.4	2,010.8	368.0	443.1	558.7	1,369.9		2,150.0	(Note 6)
Geographic Information
Japan	144.0	175.2	174.0	493.3	354.3	847.6	163.2	198.7	255.4	617.4
North America	154.1	159.5	182.6	496.3	226.2	722.5	115.9	173.4	184.6	474.1
Europe	12.5	28.9	23.4	64.8	23.9	88.8	17.4	10.7	15.0	43.1
Asia	41.1	54.9	89.4	185.5	82.7	268.2	52.6	30.6	65.8	149.1
Other	14.7	24.2	17.3	56.3	27.1	83.5	18.6	29.5	37.8	86.0
Total Liquid Assets (billions of yen)	12,287.8	13,808.6	14,143.6	14,143.6	15,079.5	15,079.5	15,585.7	15,404.1	16,366.2	16,366.2	(Note 7)
Total Assets (billions of yen)	80,131.2	83,661.3	84,232.1	84,232.1	90,114.2	90,114.2	94,037.3	89,169.2	94,674.4	94,674.4
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	30,330.0	31,893.1	32,561.6	32,561.6	34,220.9	34,220.9	35,737.7	34,368.5	35,910.2	35,910.2
Return on Equity (%)	17.9	16.4	16.9	17.3	12.0	15.8	15.2	6.5	25.0	15.6
Return on Asset (%)	6.8	6.2	6.5	6.6	4.6	6.0	5.8	2.5	9.5	5.9
Number of Consolidated Subsidiaries (including Structured Entities)						577
Number of Associates and Joint Ventures Accounted for Using the Equity Method						165

Analysis of Consolidated Net Income Attributable to Toyota Motor Corporation for FY2025 (billions of yen, approximately)	3Q (2024/10-12)	9 months (2024/4-12)
Effects of Marketing Activities	-95.0	-165.0
Effects of Changes in Exchange Rates	-120.0	490.0
Cost Reduction Efforts	-20.0	70.0
From Engineering	-40.0	30.0
From Manufacturing and Logistics	20.0	40.0
Increase or Decrease in Expenses and Expense Reduction Efforts	-150.0	-590.0
Other	-80.7	-365.7
(Changes in Operating Income)	-465.6	-560.7
Non-operating Income	1,328.1	633.7
Share of Profit (Loss) of Investments Accounted for Using the Equity Method	-27.2	-141.4
Income tax expense, Net Income Attributable to Non-controlling Interests	-27.0	80.1
(Changes in Net Income Attributable to Toyota Motor Corporation)	835.4	153.1

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota Motor Corporation’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

(Note 1)	Shows the number of employees as of the end of each period (excluding loan employees from Toyota to outside Toyota and including loan employees from outside Toyota to Toyota)
(Note 2)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 3)	Excluding shares constituting less than one unit that were purchased upon request and the commission fees incurred for the repurchase
(Note 4)

Shareholder return on Net Income for the period (Stated the maximum total purchase price for the repurchase of shares during the repurchase period, or the actual purchase price of shares repurchased after the completion of the repurchase period.)

(Note 5)	Figures for R&D expenses are R&D activity related expenditures incurred during the reporting period and do not conform to “R&D Expenses” on Toyota’s Consolidated Statement of Income
(Note 6)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease or right of use assets
(Note 7)	Cash and cash equivalents, time deposits, public and corporate bonds and its investment in monetary trust funds, excluding in each case those relating to financial services

Supplemental 3